December 20, 2013
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. John Cash
Mr. Dale Welcome

Re: Core Molding Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 27, 2013
File No. 1-12505

Gentlemen:
On behalf of Core Molding Technologies, Inc. (the “Company”), I am responding to the comments of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 2, 2013 with respect to the above referenced filing. To facilitate the staff’s review, this letter includes each of the staff’s comments in italics, followed by the Company’s response to the staff’s comments.
Liquidity and Capital Resources, page 22

1.
We note that you have operations in Mexico and undistributed earnings of your Mexican subsidiary for which you have not provided deferred income taxes. To the extent material, please revise future annual and quarterly filings to address the following:

•	Disclose the amount of cash and cash equivalents held by your Mexican subsidiary as of each balance sheet date;

•	Discuss the range of potential tax implications if such funds are repatriated to the U.S.; and

•	Discuss whether you intend to permanently reinvest these funds outside the U.S.

Response: The Company acknowledges the staff’s comment and confirms that the Company’s cash and cash equivalent balances associated with its Mexican operation are immaterial (cash and cash equivalents has ranged from $19,600 to $121,500 for each of the four quarters ended December 31, 2012 and 2011). To the extent cash and cash equivalent amounts held by its Mexican operation becomes material, the Company will disclose such amounts and the potential tax implications in future quarterly and annual

Core Molding Technologies, Inc. ▪ 800 Manor Park Drive ▪ Columbus, OH 43228 ▪ (614) 870-5000
www.coremt.com

Securities and Exchange Commission
December 20, 2013

filings, as well as whether the Company intends to permanently reinvest such funds outside the U.S.
The Company’s Mexican subsidiary, Corecomposites de Mexico, S. de R.L. de C.V. (the “Mexican Subsidiary”), is organized as a maquiladora, whereby substantially all products produced are exported back to our U.S. based subsidiary, Core Composites Corporation, a Delaware corporation, which is the 95% owner of the Mexican Subsidiary along with the Company, which owns the remaining 5%. Core Composites Corporation provides the Mexican Subsidiary with the raw materials necessary for the manufacture of products on a consignment basis. The Mexican Subsidiary is responsible for converting these raw materials into finished products. All finished products are then shipped to Core Composites Corporation, which makes all customer sales and collects all cash from its U.S. based customers. Cash is disbursed to the Mexican Subsidiary by Core Composites Corporation to fund its operating expenses, primarily labor and overhead expenses, for the products produced. The Mexican Subsidiary has not accumulated, nor does it maintain, any material cash or cash equivalent balances. As a result, any potential impact of repatriating cash and cash equivalents would be immaterial.
Note5. Foreign Operations, page 38

2.
Please tell us what information and /or reports your CODM uses to evaluate performance and allocate resources for the company. To the extent that you are aggregating the US and Mexican geographic operating segments into one reportable segment, please demonstrate to us how you determined the aggregated segments are similar.

Response: The Company acknowledges the staff’s comment and hereby confirms that the Company’s geographic locations do not constitute operating segments in accordance with ASC Topic 280-10-50, and that the Company operates in one segment as further described below.
As previously disclosed in our Form 10-K, the Company operates in one business segment as a manufacturer of sheet molding compound and molder of fiberglass reinforced plastics primarily serving the North American medium and heavy duty truck, industry. Sales to truck customers accounted for 85% of sales with sales to two customers, Navistar, Inc. and PACCAR, Inc. representing 74% of sales. Reinforced plastics molding is the combination of resins and reinforcing fibers that are molded to shape. The Company has four manufacturing facilities located in Columbus, and Batavia, Ohio, Gaffney, South Carolina and Matamoros, Mexico which all make similar products and sell generally to the same customers. Our facilities produce hoods, roofs, air deflectors and other components for our customers.
Based on ASC Topic 280-10-10-1, the objective of requiring disclosures about segments of a public entity and related information is to provide information about the different types of business activities in which a public entity engages and the different economic

Securities and Exchange Commission
December 20, 2013

environments in which it operates to help users of financial statements do all of the following:

a.	Better understand the public entity’s performance

b.	Better assess its prospects for future cash flows

c.	Make more informed judgments about the public entity as a whole.

As the Company produces parts through the process of molding fiberglass reinforced plastics at all manufacturing locations, and as 85% of the Company sales are made to one industry serving North America, providing additional information would not provide users of the financial statements with information about different types of business activities (as we engage in one activity) or different economic environments (as we operate in one economic environment). We believe providing additional information would not allow users to better understand performance, assess prospects of future cash flows or make more informed judgments.
The Company has determined that our Chief Executive Officer is the Company’s chief operating decision maker (“CODM”). The CODM uses information primarily received from weekly consolidated sales reports, monthly financial reporting packages, quarterly marketing and sales updates, and quarterly manufacturing operations reports to evaluate Company performance and allocate resources. The primary information from these reports used by the CODM includes:

•
Consolidated sales trends by customer (included in the weekly consolidated sales reports, monthly financial reporting packages, and the quarterly marketing and sales updates) comparing current year activity to plan and prior year.

•
Consolidated and manufacturing location operating statements (included in monthly financial reporting package) which the CODM uses to evaluate sales and cost performance of the consolidated Company and cost performance of the individual manufacturing locations and corporate cost centers.

•	Consolidated balance sheet, capital spending, inventory and accounts receivable reports (included in monthly financial reporting packages).

•
Operating cost and performance metrics (such as safety, quality, delivery, and human resource turnover and absenteeism) by manufacturing location (included in quarterly manufacturing operations reports).

Due to the nature of our business, the CODM primarily evaluates performance of the Company and allocates resources of the Company based on consolidated sales of the Company and costs and operational performance of the manufacturing locations as further explained below:

•
Consolidated Sales By Customer - Sales performance is evaluated based on the total sales for each customer. Our customers use a centralized sourcing model. All customer sales activities and contracting are conducted with our customers’ U.S. corporate offices. Product shipped from any of our locations is based

Securities and Exchange Commission
December 20, 2013

on sales and price agreements established on a company-wide basis in the U.S. (our manufacturing location managers do not have the ability to modify customer pricing). The CODM is primarily focused on each customer’s revenue in total versus budget, as compared to the prior year as well as new business opportunities. To evaluate performance or determine resource allocation for a specific customer the CODM interacts with the Company’s corporate sales team who is responsible for all Company sales. Each customer is assigned a corporate sales account manager who is responsible to manage all aspects of the customer relationship regardless of the production location. It is the account manager’s responsibility to be knowledgeable about all facets of a customer’s account and to correspond with a customer related to new sales activities, production levels, product requirements, new and terminating product programs, production locations, pricing, terms and any other customer developments. The account managers report to the Vice President of Marketing & Sales who is responsible for all the Company’s sales. The account managers and Vice President of Marketing & Sales are not assigned to production facilities and have no responsibility for production activities.

•
Manufacturing Cost by Location - The Company’s manufacturing locations are responsible for manufacturing activities. Accordingly these facilities are evaluated on the costs of manufacturing, quality, engineering, and delivery. Actual variable and fixed manufacturing costs are evaluated versus targeted levels. Manufacturing locations are considered cost centers. Manufacturing location managers do not have any responsibility for revenues or the ability to affect sales other than to insure shipping is complete. All manufacturing location managers report to the Chief Operating Officer who is responsible for manufacturing. Manufacturing location managers do not report to the CODM.

The Company has concluded that it operates as one segment. Based on guidance of ASC Topic 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics:
a. It engages in business activity from which it may earn revenues and incur expenses;
b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess performance;
c. Its discrete financial information is available.
The Company’s CODM regularly reviews the consolidated results of the Company to evaluate performance of the Company and to determine allocation of resources. The individual manufacturing locations are considered cost centers similar to the Company’s support department cost centers. The manufacturing locations and support departments costs and operations are regularly reviewed to assess performance as cost centers and not

Securities and Exchange Commission
December 20, 2013

as segments as the revenue performance is not evaluated at the manufacturing location level.
Per ASC Topic 280-10-05-3, the method for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance. In concluding that the Company operates as one segment, the Company also considered its compensation and organizational structure:

•
The Company’s incentive compensation program for all employees is based on consolidated earnings before taxes. No individual incentive compensation is based on the results of sales or on any specific customer or manufacturing location performance.

•
Manufacturing location managers have the responsibility primarily to manage the cost and operations of a plant. Although the manufacturing location produces and ships product the manufacturing location manager has no other ability to affect revenues as the responsibility for revenue is maintained by the corporate sales team. The Company evaluated the criteria of ASC Topic 280-10-50-7, which provides that generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief decision maker to discuss operating activities, financial results, forecast, or plans for the segment. The Company does not have segment managers per this criteria as revenue and cost responsibility are bifurcated between the Company’s corporate sales team (who report to the Vice President of Marketing and Sales) and its manufacturing location managers (who report to the Chief Operating Officer). The Vice President of Marketing and Sales and the Chief Operating Officer report to the CODM.

While the Company has concluded that it operates as one segment, we also considered the aggregation criteria of ASC Topic 280-10-50-11 and determined if the Company had more than one geographic segment, the Company would aggregate them. The Company evaluated the criteria of ASC Topic 280-10-50-11 and concluded that our U.S. and Mexican manufacturing locations have similar long-term financial performance primarily as a result of servicing the same customers with the same types of products from multiple locations. The Company’s long-term financial performance targets are similar for both U.S. and Mexican operations.
The Company also evaluated the additional guidance of ASC Topic 280-10-50-11 and determined that our U.S. and Mexican operations are similar in the following areas per the guidance:

•	The nature of the products and services

•	The nature of the production process

•	The type or class of customer for their products and services

Securities and Exchange Commission
December 20, 2013

•	The methods used to distribute their product or provide their services

Our determination was based on the following attributes of our business:

•
The Company produces reinforced plastic products primarily for original equipment manufacturers in the medium and heavy duty truck market. Sales to truck customers accounted for 85% of sales with sales to two customers, Navistar and PACCAR representing 74% of sales. The Company’s manufacturing locations all produce similar products such as hoods, roofs, air deflectors and other products for these customers.

•
All sales activities for all customers are led by a corporate sales team. All customer quoting and pricing are established at the corporate level based on a corporate pricing model with similar financial targets for all locations. All customer sales and sourcing activities are conducted with our customers’ U.S. corporate offices. Sales to all customers are based in U.S. dollars regardless of the end customer shipping location.

•
Product pricing is generally provided to our customers on a full cost transparency basis. As a result products are quoted to a customer at a consistent financial target regardless of the manufacturing location. Cost benefits of a specific location are reflected in the pricing provided to our customers resulting in similar financial targets at the Company’s different manufacturing locations.

•
Certain product is shipped to customer manufacturing locations outside the U.S. such as to Mexico and Canada. All sales however are made by our U.S. entities, based on corporate pricing at U.S. dollars, with title transferring in the U.S. The majority of our products shipped to customer manufacturing facilities outside of the U.S. are for vehicles imported and sold in the U.S.

•
Production processes and equipment are similar at our U.S. and Mexican manufacturing operations. Capital equipment purchased at our U.S and Mexican locations is primarily from the same U.S. vendors at the same cost.

•
Raw materials and most supply and maintenance items are sourced by the Company’s corporate purchasing function. The resulting material costs are therefore similar for all the Company’s manufacturing locations.

•
The Company’s Mexican manufacturing location operates under a maquiladora program whereby substantially all products produced are exported back to our U.S. operations. This entity does not have external customer sales. This entity receives raw materials from our U.S. entity on a consignment basis, converts these materials into finished products and exports these products back to our U.S. entity.

Securities and Exchange Commission
December 20, 2013

Note12. Related Party Transactions, page 49

3.	We note your supply agreement with Navistar expired on October 31, 2013. Please confirm to us that you have entered into a new agreement or extension with Navistar and term of such agreement.

Response: In response to the staff’s comment, the Company and Navistar have informally agreed to continue operating under the terms of the existing supply agreement until January 15, 2014 while the parties continue discussions regarding a new supply agreement. In the event that the parties have not entered into a new supply agreement by January 15, 2014, the Company anticipates that the parties will continue their informal agreement to operate in accordance with the terms of the existing supply agreement.
****
We appreciate the efforts of the staff and look forward to resolving the above comments as soon as possible. Additionally, the Company hereby acknowledges the following:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (614) 870-5604 if you have any questions regarding the above.
Very truly yours,
/s/ John P. Zimmer
John P. Zimmer, Vice President, Treasurer, Secretary and Chief Financial Officer

cc: Kevin L. Barnett, President and Chief Executive Officer